Exhibit (n)

CONSENT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions “Financial Highlights” and “Independent Registered Public Accounting Firm” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information, and each included in this Pre-Effective Amendment No. 1 to the Registration Statement (Form N-2, File No. 333-280481) of Manulife Private Credit Plus Fund (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated February 28, 2024, with respect to the financial statements and financial highlights of Manulife Private Credit Plus Fund included in the Annual Report to Shareholders (Form N-CSR) for the period ended December 31, 2023, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts

September 13, 2024